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SEC FILE NUMBER
8 - 46834

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blaylock & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 44th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald E. Blaylock — (212) 715-6600
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Ronald E. Blaylock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WINSOME SMITH
Notary Public - State of New York
NO. 01SM4623586
Qualified in Queens County
My Commission Expires 8/3/11

Notary Public

Signature

Chairman
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

BLAYLOCK & COMPANY, INC.

CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Financial Statements 3-9

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission 10-11

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Blaylock & Company, Inc.

We have audited the accompanying statement of financial condition of Blaylock & Company, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blaylock & Company, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has ceased a significant portion of its business operations and suffered recurring losses from operations resulting in a net capital deficiency. This raises substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 5, 2008

BLAYLOCK & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	21,575
Receivable from clearing brokers, including clearing deposits of $143,416		247,574
Investment banking fees receivable		627,788
Investments in securities		5,130
Receivables from related parties		749,115
Investment in Blaylock Robert Van		641,584
Equipment and leasehold improvements, net		337,630
Prepaid expenses and other assets		100,227
	$	2,730,623
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities, accounts payable and accrued expenses	$	447,357
Stockholders' equity		
Preferred stock, $.001 par value, 2,500,000 shares authorized; 1,600,000 shares designated Series A preferred stock, 1,561,000 shares issued and 106,000 shares outstanding		1,561
Common stock, $.001 par value, 5,000,000 shares authorized; 3,500,000 shares designated Class A common stock, 1,567,000 shares issued and 1,295,000 shares outstanding		1,567
1,500,000 shares designated Class B common stock, no shares issued or outstanding		-
Additional paid-in capital		29,368,787
Accumulated deficit		(24,301,649)
		5,070,266
Treasury stock, at cost		(2,787,000)
Total stockholders' equity		2,283,266
	$	2,730,623

See accompanying notes to financial statements.

BLAYLOCK & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and nature of operations

Blaylock & Company, Inc. (the "Company") is a minority-owned business distributing and underwriting equity and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate and equity securities. Additional sources of revenue come from commissions from agency transactions in equity securities and investment banking services. The Company's offices are located in New York, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Going concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. On December 21, 2007, FINRA granted approval for the Company to modify its Membership Agreement allowing it to substantially reduce its business operations, which was primarily due to the formation of Blaylock Robert Van, LLC, ("BRV") as discussed on Note 4. Moreover, the Company has sustained a substantial loss in 2007 of approximately $1.15 million and had net capital deficiency of approximately $8,000 at December 31, 2007. These conditions raise substaintial doubt about the entities ability to continue as a going concern.

3. Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and a money market account.

Revenue Recognition

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned for providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

Securities transactions and the related income and expenses are recorded on the trade date.

Advertising Costs

The Company expenses costs of advertising as incurred. Costs of advertising were $665 for the year ended December 31, 2007.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment and software	3-5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of lease

3. Summary of significant accounting policies (continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Investment in Blaylock Robert Van

The investment in BRV is accounted for under the equity method of accounting. Under this method, the Company's investment in BRV is recorded at cost and adjusted by the Company's share of the contributions, distributions and undistributed earnings or losses of BRV.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Related party transactions

On December 31, 2004, the Company executed a consolidated promissory note for approximately $728,000 bearing interest at 6% to one of its officers. The note supersedes all prior promissory notes. The note is to be repaid in annual equal principal payments of approximately $146,000 plus accrued interest through December 31, 2009. During the year ended December 31, 2007, the officer was advanced an additional $198,000 under the note. At December 31, 2007, the related party receivables include approximately $749,000 which represents the unpaid principal of the consolidated promissory note and accrued interest through December 31, 2007. The Company recognized approximately $32,000 in interest income for the year ended December 31, 2007 related to this note.

The Company also had receivables of approximately $1,506,900 from its parent, Blaylock General, LP ("General"), which primarily related to monies paid by the Company to fund the operations of Blaylock Abacus Asset Management LLC ("BAAM"), an asset management company acquired by General in 2003. This receivable was reserved in full at December 31, 2007. In June 2006, the Company signed an agreement with Williams Capital Management ("WCM"), a wholly-owned subsidiary of The Williams Capital Group, the second largest minority-owned broker-dealer in New York City whereby it assigned BAAM's investment management contracts to WCM. The Company is to receive 50% of the fees generated from the old BAAM accounts. Currently the Company does not expect that there will be any further payments received pursuant to this agreement.

4. Related party transactions (continued)

On March 28, 2007 the Company entered into an agreement with Robert Van Securities, Inc, another broker dealer to form a new company, Blaylock Robert Van, LLC, ("BRV") a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of FINRA. The Company has agreed to contribute cash and certain assets, including substantially all of its tangible assets and some of its liabilities to BRV effective January 1, 2008, in exchange for a 50% ownership. The Company invested approximately $487,000 in cash and paid approximately $154,000 as a retention bonus to an employee of BRV.

5. Equipment and leasehold improvements

Details of equipment and leasehold improvements at December 31, 2007 are as follows:

Computer equipment and software	$ 1,822,935
Furniture and fixtures	724,514
Leasehold improvements	124,177
	2,671,626
Less accumulated depreciation and amortization	2,333,996
	$ 337,630

6. Liabilities subordinated to claims of general creditors

During the year ended December 31, 2007, the Company borrowed pursuant to a temporary subordinated loan agreement, $10,000,000 from a unrelated financial institution. The loan was approved by FINRA and was outstanding from March 28, 2007 until repaid on May 17, 2007. The total interest expense on the subordinated borrowings for the year ended December 31, 2007 was approximately $24,000.

7. Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes relate to differences in calculating depreciation of fixed assets, tax loss carryforwards, and charitable contributions carryforwards.

The Company has approximately $2.6 million in federal and state net operating losses carryforwards at December 31, 2007, which will expire through 2027. The Company established a valuation allowance equal to the deferred tax assets as of December 31, 2007, due to the uncertainty of realizing the future tax benefits. The increase in the deferred tax asset and related valuation allowance is primarily attributable to the Company's 2007 operating loss.

	Federal	State and Local
Net operating loss carryforwards	$ 905,000	$ 271,000
Fixed assets	207,000	62,000
	1,112,000	333,000
Less: Valuation allowance	1,112,000	333,000
	$ -	$ -

The components of income taxes for the year ended December 31, 2007 are as follows:

Deferred tax benefit	
Federal	$ 456,000
State and local	136,000
	592,000
Change in valuation allowance	(592,000)
Income tax expense	$ -

A reconciliation of the statutory federal income tax rate and the effective tax rate for the year ended December 31, 2007 is as follows:

Federal statutory rate	(34.0) %
State and local (net of federal benefit)	(10.2)
Permanent differences	3.5
Temporary differences	4.9
Valuation allowance	35.8
Effective tax rate	- %

8. Stockholders' equity

The total number of shares of preferred stock the Company is authorized to issue is 2,500,000, of which 1,600,000 shares were designated Series A preferred stock ("Series A Preferred Stock"). The total number of shares of common stock the Company is authorized to issue is 5,000,000, of which 3,500,000 shares were designated Class A voting common stock and 1,500,000 shares were designated Class B non-voting common stock.

The Series A Preferred Stock rank equally with the common stock with respect to dividend rights. However, no dividend can be paid on or declared for any share of common stock unless a dividend is declared for each share of Series A Preferred Stock. The Board of Directors cannot declare any dividends in any year in excess of the difference between the earnings of the Company in the immediately preceding prior fiscal year minus taxes paid by the Company for the same fiscal year.

In the event of a liquidation, dissolution, or winding up of the Company, the holders of Series A Preferred Stock will be entitled to receive a distribution equal to the greater of (i) $5.766 per share which would be approximately $611,000 in the aggregate at December 31, 2007 or (ii) the amount per share that would be distributed if there was full distribution of all of the assets of the Company. The distribution to the holders of Series A Preferred Stock will be prior and in preference to any distribution to the holders of the Company's common stock (see note 13).

The Company has the right to redeem the shares of the Series A Preferred Stock at any time at a price per share equal to the sum of $18.898 plus accrued interest, using a 10% interest rate from the date of issuance to the date of redemption of the Series A Preferred Stock.

Each share of Series A Preferred Stock can be converted at any time at the option of the holder before the 10th anniversary of the issuance of the stock into a certain number of Class B non-voting common stock at a conversion price of $7.2075 per share.

In October 2006, the Company repurchased 272,000 shares of the Class A common stock and 1,455,000 shares of the Series A Preferred Stock from one of its stockholders for approximately $2.8 million

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately ($8,000) which was approximately $38,000 below its computed minimum required net capital of $30,000.

11. Retirement plan

The Company has a 401(k) Plan (the "Plan") covering all employees who meet certain eligibility requirements. The Company makes a matching contribution to the Plan that is at the discretion of management and is determined annually in advance and funded bi-monthly. Matching contributions for the year ended December 31, 2007 were approximately $3,000. The plan was amended on February 16, 2007, which formally changed the name of the sponsor and plan name from Blaylock and Partners, LP, to the Company's name.

12. Concentration of risk

Off-balance Sheet Risk

Pursuant to one clearance agreement, the Company introduces all of its securities transactions to clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. As provided in the clearing agreement, the Company must maintain, at all times, clearing deposits of not less than $500,000, respectively. On December 21, 2007, FINRA granted approval for the Company to modify its Membership Agreement by allowing it to substantially reduce its business operations. The Company will only be collecting its remaining receivable and settling its remaining obligations. As a result, the clearing deposit requirement was reduced to $100,000, and its regulatory minimum net capital was reduced to $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

13. Commitments and contingencies

Legal Claims

In the normal course of business, the Company has been named as a defendant in various matters. Management believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Net Capital Violation

The Company was out of capital compliance under SEC Rule 15c3-1 on December 31, 2007. The capital violation was caused by the Company's investment in BRV and continuing losses from operations. The Company was still not in compliance with its net capital requirement as of March 31, 2008.

13. Commitments and contingencies (continued)

Operating Leases

At December 31, 2007, the Company is obligated under leases for office space for New York and Chicago that expire through June 2009. Pursuant to the BRV transaction the New York lease was assumed by BRV. These leases provide for increases in operating expenses over base year amounts. Approximate future aggregate annual rental payments under the leases are as follows:

Year ending December 31,

2008	$	158,000
2009		79,000
	$	237,000

Rent expense for the year ended December 31, 2007 approximated $381,000.

14. Subsequent events

In January 2008, the Company reached an agreement with the shareholder where the Company is obligated to pay the shareholder $250,000 for all preferred shares. The first installment of $125,000 was paid on January 25, 2008. The additional $125,000 will be paid when the Company can do so without being in violation of its minimum net capital.

In March 2008, the Company advanced two individuals an aggregate of $100,000, which upon their continued employment with BRV through December 31, 2008 will be charged as compensation. Should these individuals terminate their employment with BRV prior to December 31, 2008 the amounts will be payable to the Company.

In March 2008, the Company advanced an officer an additional $80,000.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders of
Blaylock & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Blaylock & Company, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did identify a deficiency in internal control that we determined to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated May 5, 2008. During the audit we noted that the Company had ceased operations as an active broker dealer and did not have experienced and qualified personnel to handle their internal accounting functions, as such material adjustments to their books and records were required.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted in the previous two paragraphs, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 5, 2008

END